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                               (Meadowcraft Logo)

                                  MAY 19, 1999

Dear Stockholder:

     On May 13, 1999, Meadowcraft, Inc. entered into a merger agreement with its largest stockholder, SRB-MWI, L.L.C., and with MWI Acquisition Co., a wholly-owned subsidiary of SRB-MWI, L.L.C. Under the merger agreement, MWI Acquisition Co. has commenced a tender offer to purchase all outstanding shares of Meadowcraft common stock for $10.00 per share in cash. After completion of the tender offer, subject to the terms and conditions of the merger agreement, MWI Acquisition Co. will merge into Meadowcraft and any Meadowcraft shares not then owned by SRB-MWI, L.L.C. (other than shares held in Meadowcraft's treasury or shares as to which appraisal rights have been exercised) will be converted into the right to receive $10.00 per share in cash, without interest.

     Your Board of Directors, based on the unanimous recommendation of a Special Committee of independent non-employee directors, has unanimously determined that the terms of the merger agreement and the transactions contemplated thereby (including the offer and the merger) are fair to, advisable and in the best interests of Meadowcraft's stockholders (other than SRB-MWI, L.L.C. and its affiliates), and unanimously recommends that stockholders accept the offer and tender their shares pursuant to the offer. Attached is a Schedule 14D-9 filed with the Securities and Exchange Commission relating to Meadowcraft's recommendation as to the tender offer. Also enclosed are the offer to purchase and related materials to be used for tendering shares. These documents describe in detail the terms and conditions of the offer and the merger, as well as instructions on how to tender shares. The offer also summarizes the reasons for the Special Committee's recommendation and includes the opinion of Wachovia Securities, Inc., the Special Committee's financial advisor, that the consideration being offered in the tender offer and the merger is fair from a financial point of view to stockholders other than SRB-MWI, L.L.C. and its affiliates. We encourage you to read these materials carefully.

                                          Sincerely,
                                          /s/ Timothy M. LeRoy

                                          Timothy M. LeRoy
                                          President and Chief Operating Officer